February 24, 2016 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Attn:	Scot Foley, Attorney-Advisor

MediWound Ltd.
Registration Statement on Form F-3
Filed on January 25, 2016
File No. 333-209106

Dear Mr. Foley:

On behalf of our client, MediWound Ltd., an Israeli company (the “Company”), we note that the Company has filed the above-referenced registration statement on FormF-3 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 12, 2016 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Prospectus Cover Page

1.
It appears you may be relying on General Instruction I.B.5 of Form F-3 to register the primary offering of securities covered by the registration statement. As such, please revise to disclose the aggregate market value of your outstanding voting and non-voting common equity, as well as the amount of all securities offered pursuant to General Instruction I.B.5 of Form F-3 during the previous 12 months up to and including the date of your prospectus. We refer you to Instruction 7 to General Instruction I.B.5.

Securities and Exchange Commission
February 24, 2016

Response:

At the date of the filing of the registration statement on January 25, 2016, the Company determined that its unaffiliated market capitalization was $75 million or more consistent with the requirements of General Instruction I.B.1 of Form F-3 and the related instruction thereto. The key parameters for the calculation were as follows:

Closing share price on November 30, 2015 (date within 60 days of the filing date)	$9.44
Total outstanding shares on November 30, 2015	21,850,300 shares
Outstanding shares held by affiliates:
Clal Biotechnology Industries Ltd.	9,789,555 shares
Lior Rosenberg	1,851,272 shares
Other directors and officers (each less than 1% holders per Form 20-F)	0 shares
Total
Total outstanding shares on November 30, 2015 held by non-affiliates	10,209,473 shares
Total unaffiliated market capitalization on November 30, 2015	$96.4 million

By way of further explanation, the Company notes that its two shareholders, Harel Insurance Investments & Financial Services Ltd. and Migdal Insurance & Financial Holdings Ltd., are not its affiliates. The Company confirms that they are not represented on its board and do not otherwise exercise “control” over the Company as such term is defined in Rule 405 under the Securities Act of 1933.

In addition, the Company notes that none of its directors and officers, other than Lior Rosenberg, own any outstanding shares of the Company. All of the beneficial ownership of such other directors and officers is in the form of options to purchase ordinary shares.

Selling Shareholders, page 4

2.
As it appears that you may not be eligible to conduct a primary offering in reliance on General Instruction I.B.1 of Form F-3, you do not appear to be eligible to omit the information regarding selling shareholders in reliance on Rule 430B. Please revise to identify the selling shareholders and the number of shares each one is offering pursuant to this prospectus, or advise.

Response:

The Company respectfully refers the Staff to its response set forth above regarding its eligibility to rely on General Instruction I.B.1 of Form F-3.

Securities and Exchange Commission
February 24, 2016

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Irina Yevmenenko at (212) 819-8570 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Yaron Meyer, General Counsel, MediWound Ltd.